Exhibit 99.1

SECTION 13(r) DISCLOSURE

As of the date Extended Stay America, Inc. and ESH Hospitality, Inc. filed their combined quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015 with the SEC, neither The Blackstone Group L.P. (“Blackstone”) nor Travelport Worldwide Limited had filed its Form 10-Q for the fiscal quarter ended September 30, 2015. The disclosure with respect to the fiscal quarter ended June 30, 2015 reproduced below was included in Travelport Worldwide Limited’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Worldwide Limited may be considered an affiliate of Blackstone, and therefore an affiliate of Extended Stay America, Inc. and ESH Hospitality, Inc. We did not independently verify or participate in the preparation of these disclosures.

Travelport Worldwide Limited included the following disclosure in its Form 10-Q for the fiscal quarter ended June 30, 2015:

Trade Sanctions Disclosure

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended June 30, 2015 were approximately $145,000 and $104,000, respectively.